MATHEAU J. W. STOUT, ESQ.

ATTORNEY AT LAW

400 EAST PRATT STREET	TEL (410) 429-7076
8th FLOOR	FAX (888) 907-1740
BALTIMORE, MARYLAND 21202	www.otclawyers.com

May 9, 2016

Via Email: shenkl@sec.gov, geddesa@sec.gov

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Vapor Group, Inc.
Form 10-K for the year ended December 31, 2014 File No. 0-51159

Ms. Shenk:

As securities counsel for Vapor Group, Inc. (the "Company") I have been asked to reply to your letters of March 28, 2016 and April 26, 2016. As discussed, because the Company's former auditor was suspended from SEC practice, the Company has been engaged in the process of redoing its 2013 and 2014 audited financials in order to become current.

This process of redoing those audits has proved more time consuming and costly than initially expected. As a result, management does not believe the Company can presently continue to file SEC reports on a timely basis as required.

Because the Company has less than 300 shareholders, management plans to file the Form 15 in approximately three (3) weeks to cease reporting.

Sincerely,

By:
Matheau J. W. Stout

MATHEAU J. W. STOUT, ESQ.

ATTORNEY AT LAW

400 EAST PRATT STREET	TEL (410) 429-7076
8th FLOOR	FAX (888) 907-1740
BALTIMORE, MARYLAND 21202	www.otclawyers.com

May 9, 2016

Via Email: simpsonm@sec.gov

Marva D. Simpson

Special Counsel

Office of Enforcement Liaison

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Vapor Group, Inc.
File No. 0-51159

Ms. Simpson:

As securities counsel for Vapor Group, Inc. (the "Company") I have been asked to follow up on my reply of April 14, 2016 to your letter of April 5, 2016. The Company appreciates the Commission's extension of time, in light of the fact that its former auditor's suspense means it must redo its 2013 and 2014 audited financials in order to become current.

Alas, the process of redoing those audits has proved more time consuming and costly than initially expected. The Company presently has less than 300 shareholders and management plans to file the Form 15 in approximately three (3) weeks.

Thank you for your forbearance in the meantime.

Sincerely,

By:
Matheau J. W. Stout